COMMISSION FILE NUMBER

                                  -------------
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K     [  ] Form 11-K   [  ] Form 20-F  [x] Form 10-Q
              --                --               --              --

For Period Ended:   June 30, 2001
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[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                                 STRUTHERS, INC.
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                            Full Name of Registrant:


                   ------------------------------------------
                           Former Name if Applicable


                               605 ROSSVILLE ROAD
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            Address of Principal Executive Office (Street and Number)

                               WAUKON, IOWA 52172
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20- F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EXPLANATION:

During the quarter ended June 30, 2001, the company's offices were relocated from Charleston, South Carolina to Waukon, Iowa. During the relocation some essential accounting records and source documents were unable to be located. The records have since been located and are being reviewed to ensure they are properly reflected in the books and records at June 30, 2001.

Additionally, during the quarter ended June 30, 2001, the top management of the company, including the Chief Financial Officer was replaced. The Chief Financial Officer had primary responsibility for the recording, processing and summarizing of transactions. The new management has had to reconstruct some accounting data and schedules as well as record transactions not recorded during the time of the transition.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         (Name)                  (Area Code)             (Telephone Number)

Richard S. Lane                     516                     248-0858
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).    [x]  Yes       [ ]  No




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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?               [ ]  Yes       [x]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 STRUTHERS, INC.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

             Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.

Date: August 14, 2001                   By: /s/ RICHARD S. LANE
      ---------------                   ---------------------------
                                        Name:   Richard S. Lane
                                        Title:


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).